December 19, 2011

VIA EDGAR

Securities and Exchange Commission

Attention: Jim B. Rosenberg

Lisa Vanjoske

Tabatha Akins

100 F Street, N.E.

Washington, D.C. 20549

Re:	Onyx Pharmaceuticals, Inc. (“Onyx” or the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 000-28298

Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2011 with respect to Onyx’s Form 10-K for fiscal year ended December 31, 2010 (the “2010 Form 10-K”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.

Notes to Consolidated Financial Statements

Note 3. Agreement with Ono Pharmaceutical Co. Ltd., page 88

1.	In the third quarter of 2010, you recognized $59.2 million in revenue relating to the license of carfilzomib and ONX 0912 for all oncology indications in Japan based on the relative selling price of the element since you determined that it had stand-alone value. You determined that the reimbursement of global development costs and the future development and commercial supply arrangements are contingent deliverables. Please provide us your analysis of the accounting for the arrangement.

Onyx acknowledges the Staff’s comment. By way of background, to provide context for our response, following is a summary of the transaction:

In September 2010, Onyx granted Ono under the License Development and Commercial Agreement (the “Agreement”) an exclusive license, without the right to sublicense, to the patents and licensed know-how to use, develop, make, and sell carfilzomib and/or ONX 0912 (the “Compounds”) in Japan. In exchange for this license, Ono paid Onyx approximately $59.2 million. The Company retains all development and commercialization rights for other countries in the world, including the United States and Europe. The Company agreed to provide Ono with development and commercial supply of the Compounds on a cost-plus basis, subject to entering into future agreements separately for each of the developmental and commercial supply. The Company also agreed to provide Ono the results of any global R&D efforts undertaken, which may be used to support filings for regulatory approval in Japan. Ono agreed to pay the Company development and commercial milestone payments based on the achievement of pre-specified criteria. In addition, Ono agreed to share a percentage of costs incurred by the Company for the global development of the Compounds that might support filings for regulatory approval in Japan. Ono is responsible for all development and commercialization activities and costs related to all licensed products in Japan. If regulatory approval for either or both of the Compounds is achieved in Japan, Ono is obligated to pay the Company royalties on net sales of the licensed Compounds in Japan.

The Company determined that, in accordance with ASC 605-25, the license and certain initial limited quantities of development drug supply to be provided in 2011 were separate, non-contingent deliverables under this agreement. The license and all related know-how were delivered to Ono within 30 days following the execution of the Agreement. The Company determined that the delivered license has stand-alone value based on Ono’s internal product development capabilities. The Company identified the sharing of the results of global R&D efforts undertaken, and the future development and commercial supply arrangements, subject to future negotiation, as contingent deliverables. Contingent deliverables will be evaluated separately as the related contingencies are resolved.

In summary, the non-contingent deliverables under the Agreement are as follows:

(1)	delivery of the license and related technology transfer, and

(2)	delivery of certain amounts of developmental product supply, quantities and delivery dates for which are specified in the Agreement.

In addition, the Agreement includes the following contingent deliverables, which are not included in the analysis of relative selling price at the onset of the arrangement:

(1)	ongoing global research and development, from which information is to be shared with Ono over a five-year period;

(2)	delivery of developmental product supply, in addition to the certain fixed deliveries stated in the Agreement, an agreement for which will be negotiated at a later date (the Agreement stipulates that a developmental supply agreement will be entered into within 180 days, and includes draft terms for the developmental supply agreement. The parties entered into a developmental supply agreement in May 2011.); and

(3)	commercial product supply, an agreement for which will be negotiated at a future date.

•	How you determined each unit of accounting in this agreement in accordance with ASC 605-25-25.

We reviewed the Agreement to determine which elements constituted separate units of accounting. We also evaluated whether the delivered item had value to the customer on a standalone basis and therefore should be considered a separate unit of accounting. Based on our review, we determined that Onyx had two non-contingent deliverables: (i) an exclusive license, without the right to sublicense, to develop, make, and sell carfilzomib and/or ONX 0912 in Japan; and (ii) the provision of certain initial limited quantities of developmental bulk drug supply. In accordance with the terms of the agreement, Ono has total responsibility for the development of, and costs incurred for the regulatory approval of, the Compounds in Japan.

•

In this regard, please specifically address how the license unit of accounting has stand-alone value as it does not appear to be sold separately by any vendor nor does it appear that Ono can resell it as required by ASC 605-25-25-5a.

The Company determined that the delivered license has stand-alone value because Ono has extensive internal product development capabilities, which enable it to realize value from the delivered license, and because the relevant product development capabilities may also be obtained by Ono from vendors, such as contract research organizations. Ono is a large, publicly-traded company; had net sales in excess of $1.3 billion in 2009; has launched products in various therapeutic areas (including oncology) in Japan; and has several other indications and compounds currently in development. In determining whether the license provided to Ono has stand-alone value, we evaluated whether Ono has the internal experience and capabilities to develop the Compounds without Onyx’s research and development services; and whether other vendors could provide the requisite research and development services to Ono. Since Ono is a large pharmaceutical company with an established history of developing and commercializing drugs in Japan and additionally had the ability to use outside vendors, particularly clinical research organizations, to exploit the delivered license, we concluded that Ono would be able to use the delivered license for its intended purpose without additional contributions by Onyx.

In a December 7, 2009 SEC Staff speech, the Staff illustrated in an example that it would be possible to demonstrate stand-alone value, despite the vendor not selling the item separately nor the customer having the ability to resell the item on a stand-alone basis. The Staff also concluded that the analysis of stand-alone value should be based on the individual facts and circumstances of each arrangement (emphasis added):

“Consider an arrangement that contains the following two deliverables:

1.	Delivered Item: Biotech License of Technology

2.	Undelivered Item: Proprietary Research and Development Services

In this example, assume the Biotech owns certain technology that will be used in the development of a new drug, and since we’re being creative; let’s imagine it’s a drug that can cure hair loss without any side effects. This technology is unique, such that no other vendor sells a similar item. Also, assume the Biotech will never sell this technology on its own; rather it will always be sold with the R&D services, which are essential in order to derive value from the technology. Finally, as a protective measure, the Biotech has included a contractual restriction that prevents the customer from sub-licensing or reselling the technology.

Given this set of facts, the license does not have stand-alone value. First, the technology is not sold separately by anyone. Second, the customer cannot resell the technology. Therefore, the license should be combined with the R&D services as a single unit of accounting.

However, there may be a number of ways in which this fact pattern could be modified such that the license would have stand-alone value. For example, what if the R&D services are not proprietary; rather such services can be, and in some circumstances are, provided by other vendors. Even though the license is useless without the R&D services and the customer is contractually restricted from reselling the technology, the fact that other vendors provide such R&D services is an indication that the license might have stand-alone value. This is because the vendor can license the technology separately while another vendor provides the on-going R&D services.

In summary, the analysis of stand-alone value must be based on the individual facts and circumstances for each arrangement.”

We also considered position papers by Ernst & Young, KPMG and PWC that support the determination of stand-alone value in the absence of both the item being sold separately and the customer having the ability to sell the item on a stand-alone basis. For the Staff’s convenience, we have attached the following relevant extracts as Attachment A to this response letter: Ernst & Young’s Technical Line of April 2, 2010; KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010; and PWC’s Dataline whitepaper of January 2011.

Based on the guidance given in the aforementioned SEC Staff speech and the accounting firm white papers, we determined that, even though a customer may be precluded from reselling the license, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables indicates that the item has stand-alone value. We also considered that the absence of a secondary market does not preclude this license from having stand-alone value.

Onyx agreed to transfer all knowledge and data relating to the Compounds to Ono within 30 days after execution of the Agreement. We determined that, following that transfer, Ono would be able to fully use the license granted to it, and would be able to perform the functions necessary to achieve the development and commercial milestones, without any continuing involvement from Onyx. Therefore, we determined that the license had stand-alone value.

•

Please tell us the factors that led to your conclusion that the reimbursement of global development costs and the future development and commercial supply arrangements are contingent deliverables. In this regard, also summarize for us the terms of these deliverables and provide us your analysis regarding whether or not each contingent deliverable contains a significant and incremental discount.

We identified contingent deliverables in consideration of the terms of the Agreement. We evaluated the presence of revenue-generating activities that may be contingent upon the occurrence of a future event that is not exclusively within the control of the customer.

The terms of the Agreement covering development cost reimbursement stipulate that Ono will reimburse Onyx for 15% of the total global product development expense for the Compounds which are incurred by Onyx, up to a maximum of $10 million per year and a maximum of $50 million during the five years after January 1, 2010. Therefore, the reimbursement of global development costs is dependent on Onyx incurring future global development costs. The decision to incur future development costs is within Onyx’s control, and the Agreement does not provide for any penalties if Onyx does not incur all or any of the costs potentially reimbursable by Ono. The research and development performed by Onyx is not for the direct benefit or under the direction of Ono. As such, the performance of global development is a contingent deliverable.

The terms of the Agreement also stipulate that Onyx will, at no expense to Ono other than the cost sharing described above, (i) perform statistical re-analysis of data arising from non-clinical studies, pre-clinical studies and/or clinical trials performed by Onyx, but only if required by Japanese Regulatory Authorities; and (ii) provide reasonable assistance to Ono to prepare the materials for regulatory approval and to respond to regulatory authorities’ inquiries and investigation relating to analysis of data arising from non-clinical studies, pre-clinical studies and/or clinical trials conducted by Onyx. The re-analysis of data is contingent on the Japanese regulatory authority requesting an analysis of data, and as such was not considered within the control of Ono. Furthermore, the amount of effort required by Onyx to complete these tasks (if the regulatory authority were to request it) is not significant in the scope of the total consideration under this Agreement.

Additionally, we evaluated whether the reimbursement of global development costs by Ono could be deemed to be a discount to Ono. However, because the regulatory approval process in Japan has different clinical trial requirements and is therefore not aligned with the regulatory process in the United States or any other country where global development costs are being incurred, Ono will be required to incur separate development costs over and above any global development cost that Onyx may incur. As such, there is not a direct correlation between the amount of global development cost incurred by Onyx and any savings in development costs for Ono for development of the product candidates in Japan. Therefore, the reimbursement of global development costs is not deemed to contain a significant and incremental discount to Ono.

With respect to the future clinical development supply of product by Onyx to Ono, all future development supply of product will be dependent upon a future development supply agreement (“Future Agreement”) between Ono and Onyx for the manufacturing of the development supply.

Ono has elected to purchase development supply from Onyx, but is not obligated to do so, and in fact Ono retains the right to negotiate with Onyx’s suppliers directly. The Agreement provides that, in the event that Ono elects to purchase development supply from Onyx, if Onyx fails to deliver product as part of the Future Agreement, Ono has the right to purchase from Onyx’s suppliers directly. Furthermore, Onyx has provided Ono with the technical information, documentation and contractual support necessary to establish a separate supply source if needed. As such, we concluded that this development supply of product is a contingent deliverable. Onyx’s selling price for product supply, which is calculated at Onyx’s cost plus a markup, will be recognized if and when the supply is delivered to Ono. We concluded that the development supply agreement was at fair value, since we have a separate supply agreement with a third party that has similar terms. Since material provided under the development supply agreement will be billed to Ono on a cost-plus basis, we concluded that no significant and incremental discount is present.

With respect to the future commercial supply arrangements (“Future Commercial Agreement”), we concluded that any and all future commercial supply of product will be dependent upon the regulatory approval of the product in Japan. Because this regulatory approval is not within Onyx’s control, this element was deemed to be contingent. The Agreement states that “the Parties will negotiate in good faith to execute a commercial supply agreement … within twenty-four months of the Effective Date.” The Agreement goes on to define the supply price as being on a “cost-plus” basis. Since the Future Commercial Agreement will be on a cost-plus basis negotiated in good faith, we concluded that it would be negotiated at a fair value and that there is no indication of a significant and incremental discount.

•

Address why the “development and commercial milestone payments are solely dependent on Ono’s performance and not on any performance obligations of the Company” and elaborate on your role in assisting Ono obtain the value of the license.

Under the terms of the Agreement, Onyx agreed to transfer all knowledge and data within 30 days following execution of the Agreement, to allow Ono to be able to fully use the license without any future involvement from Onyx. The additional global development milestone payments which are based on various clinical milestones, including completion of various clinical studies in Japan and submission and regulatory approval of the Compounds to the Japanese authorities, could total $179.6 million at current exchange rates. Additionally, $53.9 million in commercial milestones, at current exchange rates, could be payable by Ono provided certain sales targets in Japan are met. Since Ono is responsible for all development costs and for completion of the trials in Japan, as well as responsible for all regulatory filings and costs to commercialize and sell the drug in Japan, we determined that the developmental and commercial milestone payments are dependent solely on Ono’s performance of the relevant activities to reach the pre-specified milestones. The achievement of these development and commercial milestones is not dependent on the future performance of Onyx. These additional payments come due at the time the milestone is achieved and are non- refundable. As such, revenue related to the developmental and commercial milestones will be recognized at the time each milestone is achieved.

With respect to Onyx’s role in assisting Ono to obtain the value of the license, under the Agreement, upon reasonable request of Ono and subject to availability of appropriate personnel, Onyx will, at no additional expense to Ono other than the cost sharing described above, (i) perform statistical re-analysis of data arising from non-clinical studies, pre-clinical studies and/or clinical trials performed by Onyx, but only if required by Japanese regulatory authorities; and (ii) provide reasonable assistance to Ono to prepare the materials for regulatory approval and to respond to regulatory authorities’ inquiries and investigation relating to analysis of data arising from non-clinical studies, pre-clinical studies and/or clinical trials conducted by Onyx. Such analysis would be contingent on the Japanese regulatory authority requesting this, and the amount of effort required by Onyx to complete this task (if the regulatory authority were to request it) is not significant in relation to the total consideration under the Agreement.

•	Provide to us an unredacted version of the License, Development and Commercialization Agreement dated as of September 7, 2010.

Onyx acknowledges the Staff’s request, and will supplementally provide an unredacted version of the Agreement under separate cover. Onyx respectfully advises the Staff that it applied for confidential treatment of the Agreement and, by Order CF#258798 (File No. 000-28298) such confidential treatment was granted. In connection with such request, Onyx provided an unredacted copy of the Agreement to the Commission. The redacted portions of the Agreement are being provided again to the Staff subject to the original confidential treatment request, and such redacted portions remain confidential.

2.	You state that the milestone and global development support payments could total approximately $283.5 million. Please provide us proposed disclosure to be included in future filings to comply with ASC 605-28-50-2b.

Onyx acknowledges the Staff’s comment, and will undertake in its Form 10-K for year ending December 31, 2011 (the “2011 Form 10-K”) to include substantially the following disclosure in the section entitled “Note 3. Agreement with Ono Pharmaceuticals Co. Ltd.” (or the successor to this section):

“The additional global development milestone payments which are based on various clinical milestones, including completion of various clinical studies and submission and approval of the compound to the Japanese authorities, and could total $179.6 million at current exchange rates. Additionally, $53.9 million in commercial milestones, at current exchange rates, could be received provided certain sales targets in Japan are met. The achievement of any and all of these milestones is dependent solely upon the results of Ono’s development activities and therefore none of these milestones were deemed to be substantive.”

3.	Please tell us how the license agreement affected the fair value of the intangible asset when tested for impairment at December 31, 2010 in accordance with ASC 350-30-35-17A.

Onyx acknowledges the Staff’s comment with respect to the classification of the acquired intangible asset as an indefinite lived asset. Onyx respectfully refers the staff to Note 1 of the 2010 Form 10-K titled “Intangible Assets – In-process Research and Development” for our classification of the intangible asset as an indefinite-lived asset and our policy on impairment testing:

“Intangible assets related to in-process research and development costs, or IPR&D, are considered to be indefinite-lived until the completion or abandonment of the associated research and development efforts. During the period the assets are considered indefinite-lived, they will not be amortized but will be tested for impairment on an annual basis and between annual tests if the Company becomes aware of any events occurring or changes in circumstances that would indicate a reduction in the fair value of the IPR&D projects below their respective carrying amounts. If and when development is complete, which generally occurs if and when regulatory approval to market a product is obtained, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time.”

In accordance with ASC 350-30-35-18 “The impairment test shall consist of a comparison of the fair value of an intangible asset to its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.”

Subsequent to the acquisition of these intangibles in 2009, there was a significant increase in the overall valuation of these intangible assets. The primary reason for the increased valuation of the intangible assets was the successful completion and positive results of a phase 2 clinical trial of carfilzomib, which were obtained in July 2010. As a result, the fair values of these intangible assets were well in excess of their respective carrying values at December 31, 2010, and Onyx concluded that there was no impairment to record as of that date.

Note 4. Agreements with Other Companies

BTG, page 89

4.	Your disclosure indicates that you may be required to make “additional milestone payments upon the achievement of certain marketing approvals and commercial milestones”. Provide us proposed disclosure to be included in future filings quantifying the amount of such payments.

Onyx acknowledges the Staff’s comment, and will undertake in its Form 10-K for fiscal year ended December 31, 2011 (the “2011 Form 10-K”) to include substantially the following disclosure in the section entitled “Note 4. Agreements with Other Companies – BTG” (or the successor to this section):

“The achievement of certain development milestones, based on regulatory and marketing approvals in jurisdictions around the world, would require an additional $140 million in milestone payments to BTG. Additionally, Onyx would be required to make low double digits royalty payments to BTG based on levels of sales achieved, as well as up to $160 million in commercial milestones, based on total worldwide sales. Due to the nature of drug development, including the inherent risk of development and approval of product candidates by regulatory authorities, it is not possible to estimate if and when these milestone payments could become due.”

Note 17. Income Taxes, page 107

5.	You disclose that foreign operations were a loss of $169.5 million, nil & nil, for 2010, 2009, and 2008. Please provide us the components of the $169.5 million and tell us why there were no losses on foreign operations recorded in 2009 and 2008.

Onyx acknowledges the Staff’s comment. Onyx had no losses in foreign operations in the years in question because Onyx’s foreign subsidiaries first became operational in 2010. The loss of $169.5 million in 2010 primarily related to costs associated with the license of intellectual property related to carfilzomib and ONX 0912 to our international subsidiary. However, in light of the Staff’s comment, Onyx will undertake in its 2011 Form 10-K to include substantially the following revised disclosures in the section entitled “Income Taxes” (or the successor to this section):

“The Company did not have any foreign operations during the years ended December 31, 2009 or 2008, respectively. The loss of $169.5 million in 2010 primarily related to costs associated with the license of intellectual property to our international subsidiary.”

Onyx further acknowledges that:

•	Onyx is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Onyx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 266-2392, or Michael Tenta of Cooley LLP at (650) 843-5636, with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,

/s/ Matthew K. Fust
Matthew K. Fust Executive Vice President and Chief Financial Officer

cc:	N. Anthony Coles, M.D., President and Chief Executive Officer
Suzanne M. Shema, Senior Vice President, General Counsel
Robert L. Jones, Esq., Cooley LLP
Michael E. Tenta, Esq., Cooley LLP

Appendix A

Accounting Firm Position Papers re. Standalone Value in the Absence of VSOE and TPE

Ernst & Young’s Technical Line of April 2, 2010:

“In considering the second criterion above, we believe the customer must be able to resell the delivered item at an amount that would substantially recover the original purchase price in order to meet the stand-alone value criterion. An observable secondary market for the resale of the delivered item is not required to conclude that the item has stand-alone value to the customer. However, if a secondary market does not exist, careful consideration should be given to whether the absence of such a market indicates that the delivered item does not have value to the customer on a stand-alone basis.

The first delivered item in an R&D collaboration arrangement generally is the intellectual property (i.e., a license), and the customer often is contractually precluded from reselling it. If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have stand-alone value to the customer. However, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has stand-alone value (even if the customer is precluded from resale), as this indicates (1) the customer was able to obtain the value intended from the delivered item, and (2) the customer could have purchased the delivered item on a stand-alone basis. Determining when such a contractual provision precludes a company from concluding that a delivered item has stand-alone value will be dependent upon the applicable facts and circumstances and will require the use of professional judgment.”

KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010:

“…some believe that the analysis of whether an item could be resold on a stand-alone basis in ASC subparagraph 605-25-25-5(a) should focus on the inherent nature of the deliverable rather than any particular restrictions contained in the contract. For example, if the restrictions are present to protect dissemination of the seller’s valuable intellectual property, but in the absence of the particular restrictions in the contract the customer could realize the value from the delivered item by developing the intellectual property itself or utilizing a third party vendor for development, some believe that the intellectual property would have stand-alone value irrespective of restrictions on dissemination. The SEC staff addressed this question at the 2009 AICPA National Conference on Current SEC and PCAOB Developments. The comments focused on whether a delivered item can have stand-alone value even if a delivered item is not sold separately by any vendor and if the customer is limited in its ability to resell the delivered item. The SEC staff believes that stand-alone value could be established in certain circumstances if the license has utility apart from the vendor’s ongoing services. However, the evaluation of stand-alone value would be based on the individual facts and circumstances for each arrangement.”

PWC’s Dataline whitepaper of January 2011 (emphasis added):

A-1

“Another factor that may impact whether a delivered item has stand-alone value is whether there is a contractual right which prohibits a company from transferring the delivered item. Legal restrictions are common in many industries such as the pharmaceutical and biotechnology industries, and in the technology industry. A legal restriction that prevents a customer from reselling or sublicensing the delivered item may result in the conclusion that the delivered item does not have stand-alone value if the customer is not able to derive utility from the underlying asset. Companies need to carefully consider all relevant facts and circumstances when there is a legal restriction before concluding a delivered item does not have stand-alone value. If a customer could exploit the delivered item through its own use or development, it may be appropriate to conclude the item has stand-alone value, irrespective of whether a transfer restriction exists. In instances where additional services can only be obtained from the vendor in order for the customer to exploit the delivered item, then this is an indicator that stand-alone value may not exist.”

A-2